

ANNUAL GENERAL MEETING
AUGUST, 2016



forward looking statements

This Presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The company has tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "forecast," "plans," "intends," "potential" and similar expressions. These statements reflect the company's current beliefs and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements.

Factors which may cause such differences include the company's ability to complete additional acquisitions, expand our distribution, increase our client base and other risks disclosed in the Company's SEC filings. The company undertakes no obligation to update or advise in the event of any change, addition or alteration to the information covered in this press release, including such forward-looking statements.

The Mission: Become a top 10 gaming operator in Italy and eventually expand internationally into additional regulated leisure gaming markets

The Strategy: Take advantage of forced consolidation in Italy to secure key locations and strengthen our core operations

Scale-up to benefit from cost savings and augment our recognizable Newgioco brands

Develop robust in-house gaming technology and product line-up

NEWGIOCO GROUP, INC.
(OTCQB:EMGL)

A PUBLICLY TRADED DELAWARE HOLDING COMPANY

SUBSIDIARIES ARE FULLY LICENSED TO OPERATE IN BOTH THE WEB-BASED AND LAND-BASED SECTORS IN THE ITALIAN GAMING MARKET





investment verticals

ONLINE	LAND-BASED	NETWORK IT
Financing required: Euro 5mm	**Financing required:** Euro 5mm	**Financing required:** Euro 4mm
Timeline: immediate to 3 mos.	**Timeline:** immediate to 3 mos.	**Timeline:** 3 - 6 mos.
Targets: 1,000 locations	**Targets:** 150 locations	**Target:** Existing AAMS provider
Cost/loc: Euro 5,000	**Cost/loc:** Euro 34,000	
Resulting Revenue	**Resulting Revenue**	**Resulting Efficiency**
GGR: 100 mm	**GGR:** 50 mm	**Savings/yr:** 1.5mm
NGR: 5 mm	**NGR:** 5 mm	**ROI/yr:** 30%
Net Earnings/yr: 1.25mm	**Net Earnings/yr:** 2.5mm	
ROI/yr: 25%	**ROI/yr:** 50%	

AS OF JULY 1, 2016

NEWGIOCO GROUP, INC is:

A FULLY INTEGRATED, INTERNATIONALLY LICENSED LEISURE GAMING COMPANY

Our business consists of:

A GROWING PORTFOLIO OF OVER 1,000 WEB-BASED AND 115 LAND-BASED LOCATIONS UNDER A STRONG " *NEWGIOCO* " BRAND

A PROPRIETARY - STATE OF THE ART BETTING OPERATING PLATFORM, STAFFED BY A TOP-RANKED GAMING SOFTWARE DEVELOPMENT TEAM

subsidiaries

MULTIGIOCO SRL

- Online and land-based gaming operator under the Newgioco brand

- 28,000 active online players

- over 1,000 web-shops

- 7 corner and 2 agency land-based locations

U-COMPANY GMBH

- Cash generative land-based operator

- Current operations subject to a 50% revenue share arrangement until completion of 2016 auction

- 107 agency locations

- Rapidly expanding to add additional locations over next 3-6 month period

O-COMPANY GMBH

- Proprietary Betting Operating Platform (" *BOS* ") and IP

- BOS currently processing approximately Euro 600 million in annual bet turnover

- Experienced talent and fully staffed software development team

year in review

- acquired proprietary Betting Operating System and
  107 additional land-based agency locations   (July 2016)
- engaged an investor relations representative   (May 2016)
- secured $750k financing   (Feb 2016)
- acquired 180 additional web-based locations   (Aug 2015)
- completed acquisition of new corner locations   (Aug 2015)
- obtained Newgioco brand trademark   (July 2015)
- acquired additional land-based Rights   (July 2015)
- obtained ISO certification   (July 2015)



highlights

- Fully reporting, OTCQB qualified company in the growth stage
- Planning to migrate to major exchange listing during 2017 fiscal year
- Currently meeting most listing requirements
- DTC and DWAC eligible
- Integrated proprietary Betting Operating Platform

- Experienced industry leadership
- Unique online (GAD) license extends to 2021
- Offering a full suite of gaming products including sports betting, live online and RNG casino, poker, bingo, virtual sports, lottery, and horse racing
- Focused on becoming a top 10 gaming operator in Italy by 2017FY

focus on shareholder return

commitment to…

- aligning costs to improve profitability

- maximizing shareholder value by managing dilution

- emphasising corporate values amid expansion

- incorporating Standard Operating Procedures and prudent corporate governance

- investing in specific product promotion to yield higher margins





delivering on expectations – earnings growth

$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$-
Q4 2014
Q1 2015
Q2 2015
Q3 2015
Q4 2015
Q1 2016
Turnover Processed
Net Gaming Revenues

capital structure

Tightly held ownership allows for greater versatility, capital raising strategies, and to stay consistent with the company's strategy

Low trading volume causes higher price fluctuations

OTCQB:EMGL Common Stock Details		
05-August-16		
Stock Price		
	Low	**High**
52 Week	$ 0.30	$ 1.16
	Bid	**Ask**
Quote	$ 0.45	$ 0.57
Capital Structure		
Authorized Shares		80,000,000
Outstanding		34,928,273
Fully Diluted		36,780,879
Float		2,711,150
Shareholders of record		297
Market Cap		$ 15,717,723
Management & Insiders		62%



industry snapshot

- Italy is one of the largest regulated gaming markets in the world with about $97 billion in annual turnover with approximately 640,000 monthly active players

- Top 10 operators account for about 75% of the turnover

- Rest of the market is highly fragmented and divided among a large number of small to mid-sized companies

- Gaming is a widespread social activity on par with visiting cafes





distribution methods - online

WEB-SHOP

- Web-shops are dedicated web gaming arcades with PCs installed in the shop

- Customers use PC's to open and gamble online accounts using their government ID, cash deposits to online gaming accounts is handled onsite

- Offer free internet access and may offer free refreshments

- Typically offer a full range of sports betting, online casino games, poker and lotteries









distribution methods: land-based





CORNER



- Corners are primarily non-gaming establishments, coffee shops, bars, etc., where a gaming company like Newgioco installs a terminal and pays the shop owner to maintain the terminal and collect ticket sales

- Gaming may be done anonymously in cash at the sales counter

- No cage

- Some corners have one machine while other corners may have a number of machines in a dedicated gaming room

distribution methods: land-based



AGENCY

- Primarily a gaming establishment

- A dedicated gaming location with a cash cage – no food or beverage sales

- Gaming may be done anonymously in cash at the cash counter

- May have physical slot machines, computers/kiosks, lottery and scratcher terminal, large screens for displaying odds and sporting events

- Some locations with an additional license offer poker

current focus – license tender

- Renewal criteria is restrictive to existing small businesses, they will not be able to renew their operating license and consolidation will occur

- Walk-in clientele will continue to patronize these existing locations

- Newgioco is purchasing license "Rights" and applying them to these locations (analogous to buying "bandwidth" at auction)

opportunity lies in securing deals with these location owners

medium to long term growth

- Growth by acquisitions and our integrated BOS allow for economies of scale, new cost saving strategies, and negotiation leverage in future acquisitions

- Newgioco is now a fully integrated gaming operator and a key player in Italy heading into and following the 2016 renewal auction

- Expansion beyond Italy is planned after completion of renewal auction, targeting a liberalised US market in the near future

challenges to growth

- High cost of obtaining financing

- Short term liquidity & working capital constraint

- Established competitors with greater resources

leadership

Michele Ciavarella
Chairman and CEO

Michele has over 25 years of executive, c-level and senior level management along with practical Six Sigma, S5 and Kaizen lean business process experience.

Michele began his career as a teacher then formed a highly successful investment management business from 1990 until joining the Company in 2004.

Alessandro Marcelli
President, Chief Operating Officer

Alessandro brings 20 years of professional experience in the technology industry having a broad range of applicable cross border experience.

Alessandro was formerly a Software Project Manager with NATO, manager of the Vodafone operational & maintenance centre in Italy and the COO and Managing Director of Newgioco.

Beniamino Gianfelici
Director, Vice President Legal Affairs

Beniamino is the founder and director Newgioco and has over 35 years of experience in the gaming industry in Italy.

Prior to establishing Newgioco in the gaming business, Beniamino formed and operated a successful construction enterprise which designed, engineered and constructed a number of prominent buildings in Rome, Italy.

leadership

Luca Pasquini

Director, Chief Technology Officer

Luca brings 30 years of Information Technology experience has held the key roles of team leader, service manager and project manager in various software and technology development projects. From 2011 to 2013, Luca was IT Manager with GoldBet sportwetten Gmbh where he provided executive oversight of technology adaptation and software development during a period of substantial growth in GoldBet's betting turnover.

In 2013, Luca co-founded a gaming software development company where he was instrumental in the planning and creation of a powerful, leading edge sports betting and gaming technology system. Luca was also instrumental in assembling a solid team of gaming specialist software engineers that have developed a comprehensive bookmaker platform and a full suite of gaming products.

Gabriele Peroni

Director, Chief Business Development Officer

Gabriele brings 20 years of experience in the online and land-based gaming business. From 2011 to 2013, Gabriele was the senior sales manager for GoldBet Sportwetten Gmbh in charge of business development throughout Italy. Gabriele was influential in leading the company to doubling betting turnover to over €500 million during his tenure.

In 2013, Gabriele co-founded a gaming software development company where he has been instrumental to securing a number of significant B2B contracts producing approximately €12 million in betting turnover per week.

Franco Salvagni

Director, Vice President of Land-based Operations

Franco has 20 years of experience at the retail level in Italian gaming business. In 2013, Franco joined a new land based gaming operator as the Area Manager in charge of developing the land-based distribution of betting shops in Italy. Franco has been a key player in rapidly growing and managing the location portfolio from start-up to over 100 locations during his tenure.

leadership

Quirino Mancini, ESQ
Independent Director

Quirino is one of the leading Italian gaming and gambling lawyers with a specialist practice of more than 15 years. He acts for many Italian and foreign-based online and land-based companies operating in the Italian gaming market. Quirino Mancini is the global head of the gaming and gambling practice at Tonucci & Partners (www.tonucci.com), a top Italian general practice firm with offices in Rome, Milan, Brescia, Padua, Florence, Tirana, Bucharest and Belgrad.

Quirino is a regular speaker at most European and international gaming conferences and sits in the editorial board of various sector reviews and magazines. Co-founder and editor of www.gaminglaw.eu, a pan-European information and commentary portal focusing on legal and regulatory issues under European and national gaming laws. In addition, he is heavily engaged in the sports & entertainment fields and regularly advises market analysts, banks, investment houses and venture capital funds directly or indirectly involved in the Italian market.

Quirino is Secretary and fellow member of the Leadership Committee of the International Masters of Gaming Law, a worldwide organisation gathering regulators, lawyers and advisors, in-house counsels and educators engaged in the gaming business.

Graham Martin
Independent Director

Graham is a third generation retail bookmaker and a widely recognized expert in the online gaming industry.

Previously, Graham served as a Chairman of Probability Games Corporation and AIM listed company and founded Scotbet International Limited, the largest Scottish retail bookmaking company.

ceo summary

- Completed 'transformational acquisitions'

- Incorporating proprietary BOS and new acquisitions

- 2014 financials impacted by acquisition and development costs

- 2015 development and cost control sets the stage for 2016 launch

- 2016 strategically booming opportunity with acquisitions and renewal auction

- A growing, experienced leadership team

- Committed to increasing shareholder value